United States securities and exchange commission logo





                             June 30, 2021

       Cary Grossman
       President
       GOOD WORKS ACQUISITION CORP.
       4265 San Felipe, Suite 603
       Houston, TX 77027

                                                        Re: GOOD WORKS
ACQUISITION CORP.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 15, 2021
                                                            File No. 333-256115

       Dear Mr. Grossman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

       Form S-1/A filed June 5, 2021

       Questions and Answers About the Proposals, page 11

   1. Include an additional Q&A quantifying the total dilution that shareholders who elect not to redeem their shares
may experience in connection with the business combination.
                                                        Provide disclosure of
the impact of each significant source of dilution, such as the amount of equity held by
founders and convertible securities, including warrants retained by redeeming shareholders.
Your disclosure should illustrate potential dilution to non-
                                                        redeeming shareholders
assuming different magnitudes of redemptions (e.g. minimum,
                                                        maximum and interim
redemption levels).
 Cary Grossman
FirstName  LastNameCary Grossman
GOOD WORKS      ACQUISITION   CORP.
Comapany
June       NameGOOD WORKS ACQUISITION CORP.
     30, 2021
June 30,
Page 2 2021 Page 2
FirstName LastName
What equity stake will current GWACs shareholders and current Ciphers stockholder, Bitfury
Top HoldCo, hold..., page 12

2. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors, page 48

3. Please explain to us how a right of first refusal regarding the purchase of chips is a substantive right in light of the ability of Bitfury to control
Cipher.
4. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
5. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting, page 79

6. Please update the disclosure to include the most recent restatement for the Public warrants.
The Sponsor and some of GWAC's directors and executive officers have interests in the Business
Combination..., page 81

7. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material
Vote of The Sponsor, Directors and Officers, page 103

8. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
 Cary Grossman
FirstName  LastNameCary Grossman
GOOD WORKS      ACQUISITION   CORP.
Comapany
June       NameGOOD WORKS ACQUISITION CORP.
     30, 2021
June 30,
Page 3 2021 Page 3
FirstName LastName
Expected Revenue Structure, page 185

9. We note that you expect transaction fees to account for 40% of your revenue, and provide
         2.38 Bitcoin per block in 2025. We further note that your disclosure addresses the average transaction fees in dollars during the previous peaks in Bitcoin value and transactions. Please revise to include additional disclosure regarding the total Bitcoin per block that came from transaction fees during the peaks, and why management believes it will reach 2.38 Bitcoin per block in 2025.
Unaudited Pro Forma Condensed Combined Financial Information, page 209

10. We note in the description of the Bitfury Subscription Agreement on pages 121 and 149 that Bitfury Top HoldCo agreed to subscribe for and purchase 5 million shares of New
         Cipher common stock for a benefit-in-kind commitment of $50 million as payment. We also note on page 187 that Standard Power shall provide the hosting capacity, housing and equipment for Miners and is responsible for proper installation and the costs of work for hosting the Miners and proper care and maintenance of the Miners, the facilities and the containers in which the Miners are installed, purchasing the containers from Bitfury Top
         HoldCo's affiliate or another supplier. We also note on page F-57 that you believe the
         Standard Hosting Agreement is a lease. Based on this disclosure, it is unclear exactly what equipment and services will be covered under the Bitfury Subscription Agreement, since Standard Power is the purchaser of equipment and services. Please expand the disclosure to clarify what equipment and services are expected to be purchased by New
         Cipher that would qualify for the 25% discount pursuant to the Bitfury Subscription
         Agreement.
11. We note in the description of the Bitfury Subscription Agreement on pages 121 and 149 that Bitfury Top HoldCo agreed to subscribe for and purchase 5 million shares of New
         Cipher common stock for a benefit-in-kind commitment of $50 million as payment. Please expand the disclosure in Note (3) on page 216 to detail the accounting
         treatment afforded to the Bitfury Private Placement, including how you determined that reflecting the $50 million as a Prepaid Services asset is within the scope of ASC 340-10-
         05 rather than analogous to guidance in ASC 505-10-50, which precludes asset classification and requires a deduction from equity instead. Please address the risk factor on page 51 that summarizes what you will do in the event Bitfury is unable to perform its obligations under the agreement and the uncertainty regarding recoverability such risks pose to you in your response.
Beneficial Ownership of Securities, page 240

12.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Cary Grossman
FirstName  LastNameCary Grossman
GOOD WORKS      ACQUISITION   CORP.
Comapany
June       NameGOOD WORKS ACQUISITION CORP.
     30, 2021
June 30,
Page 4 2021 Page 4
FirstName LastName
Financial Statements, page F-1

13. We note on page 51 that "if Bitfury Top HoldCo is unable or refuses or fails to perform its obligations under the Master Services and Supply Agreement, whether due to certain economic or market conditions, bankruptcy, insolvency, lack of liquidity, operational failure, fraud, or for any other reason, it will have a material adverse effect on our business..." We also note in the description of the Master Services and Supply
         Agreement on page 246 that Bitfury Top HoldCo is required to use commercially reasonable efforts to manufacture (or procure the manufacture by its suppliers and/or subcontractors) and therefore, New Cipher may or may not be able to utilize their discount in future periods. Please provide an audited balance sheet of Bitfury pursuant to Rule 3-13 of Regulation S-X to support the liquidity of Bitfury and its ability to perform under the
         Master Services and Supply Agreement.
Financial Statements - Good Works Acquisition Corp.
Note 11 - Subsequent Events, page F-47

14. Refer to your discussion of the binding definitive framework agreement dated June 10,
         2021 on pages 188 and 189. Please expand the disclosure of the joint venture to include the additional terms and details in the agreement, including your responsibilities and how the development fees and revenues will be allocated to venture partners. Please also describe your accounting policy for the joint venture.
15. Please expand the disclosure of the discount of the service fees to clarify the accounting treatment to be afforded to the benefit-in-kind commitment.
Financial Statements - Cipher Mining Technologies Inc., page F-49

16. Please update the financial statements and other financial information in the filing for
         New Cipher to include the interim period ended March 31, 2021. Please refer to the guidance in Rule 8-08 of Regulation S-X.
Revenue recognition, page F-55

17. We note your expanded disclosure for revenue recognition for digital asset mining services and mining pools. Please expand the disclosure to clarify how your performance obligations are impacted by the obligations by Standard Power on page 187 that states that
         Standard Power will provide hosting capacity, housing and equipment for Miners and is responsible for proper installation and the costs of work for hosting the Miners and proper care and maintenance of the Miners, facilities and the containers in which the Miners are installed, purchasing the containers, etc. Please expand MD&A on pages 199 and 200 accordingly.
 Cary Grossman
FirstName  LastNameCary Grossman
GOOD WORKS      ACQUISITION   CORP.
Comapany
June       NameGOOD WORKS ACQUISITION CORP.
     30, 2021
June 30,
Page 5 2021 Page 5
FirstName LastName
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Fair Value of Digital Currency, page F-57

18. We note that the consideration you will receive for revenue is non-cash consideration.
         Please expand your accounting policy disclosure to include your accounting policy for indefinite-lived intangible assets, including impairments, in that the fair value at the time of the impairment will result in a new cost basis that will not be adjusted upward for any subsequent increase in fair value.
Recent accounting pronouncements issued but not yet adopted, page F-57

19. Please expand the disclosure to address the specific assets included in the "electric power infrastructure" to be consistent with the description of the Standard Power agreement described on page 187.
Note 6. Subsequent Events, page F-58

20. Refer to your discussion of the binding definitive framework agreement dated June 10,
         2021 on pages 188 and 189. Please expand the disclosure of the joint venture to include the additional terms and details in the agreement, including your responsibilities and how the development fees and revenues will be allocated to venture partners. Please also describe your accounting policy for the joint venture.
21. Please expand the disclosure of the benefit-in-kind commitment to clarify the accounting treatment.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology